United Insurance Holdings Corp.
800 2nd Avenue S
St. Petersburg, FL 33701

November 27, 2017
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dorrie Yale

Re:	Registration Statement on Form S-3 (Registration No. 333-221251)

Ladies and Gentlemen:
Reference is made to the above-captioned Registration Statement initially filed by United Insurance Holdings Corp. (the “Company”) with the U.S. Securities and Exchange Commission on October 31, 2017 and amended on November 22, 2017 (the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to Wednesday, November 29, 2017, at 9:00 a.m. (Eastern Time) or as soon thereafter as may be practicable.
[Signature page follows]

Please contact Brian Fahrney of Sidley Austin LLP at (312) 853-2066 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.
Very truly yours,
UNITED INSURANCE HOLDINGS CORP.

By:     /s/ John Forney
Name: John Forney
Title: Chief Executive Officer

Acceleration Request Letter